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06001889

AO 2/28/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 24 2006 WASH, D.C. 203 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Whiley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 Trumbull Street - 8th Floor
(No. and Street)

Hartford, CT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gwendolyn Smith Iloani (860) 548-2513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street Hartford, CT 06103
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gwendolyn Smith Iloani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Whiley Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 20 day of February 2006

Rosalind Best
NOTARY PUBLIC
DATE COMMISSION EXPIRES Dec 31, 2010

Rosalind Best
Notary Public

Gwendolyn Smith Iloani
Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Smith Whiley Securities, Inc.

(a wholly-owned subsidiary of Smith Whiley & Company)

Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Index to Financial Statements
December 31, 2005 and 2004

Report of Independent Auditors

To the Board of Directors and Stockholder of
Smith Whiley Securities, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Smith Whiley Securities, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2006

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash	$ 9,296	$ 9,314
Total assets	$ 9,296	$ 9,314
Liabilities		
Total liabilities	$ -	$ -
Stockholder's Equity		
Common stock, par value ($.001 per share); 1,000,000 shares authorized, issued and outstanding in 2005 and 2004	1,000	1,000
Additional paid in capital	37,244	37,244
Accumulated deficit	(28,948)	(28,930)
Total stockholder's equity	9,296	9,314
Total liabilities and stockholder's equity	$ 9,296	$ 9,314

The accompanying notes are an integral part of these financial statements.

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Statements of Operations
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Total revenues	$ -	$ -
Expenses		
Bank service charges	18	58
Total expenses	18	58
Net loss	$ (18)	$ (58)

The accompanying notes are an integral part of these financial statements.

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2003	1,000,000	$ 1,000	$ 37,244	$ (28,872)	$ 9,372
Net loss	-	-	-	(58)	(58)
Balance, December 31, 2004	1,000,000	1,000	37,244	(28,930)	9,314
Net loss	-	-	-	(18)	(18)
Balance, December 31, 2005	1,000,000	$ 1,000	$ 37,244	$ (28,948)	$ 9,296

The accompanying notes are an integral part of these financial statements.

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net loss	$ (18)	$ (58)
Net cash used by operating activities	(18)	(58)
Cash flows from investing activities		
Net cash from investing activities	-	-
Cash flows from financing activities		
Net cash from financing activities	-	-
Net decrease in cash and cash equivalents	(18)	(58)
Cash and cash equivalents at beginning of year	9,314	9,372
Cash and cash equivalents at end of year	$ 9,296	$ 9,314

Supplemental information

The Company paid no interest or taxes during 2005 and 2004

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

Smith Whiley Securities, Inc. (the "Company"), organized and incorporated on November 23, 1994, is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Smith Whiley & Company (the "Parent"). The Company distributes limited partnership interests in Parent sponsored funds, and also earns retainer and other fees by offering investment banking services primarily in the distribution of private placements. The Company was dormant in 2005 and 2004.

Transactions with Affiliates

The Parent makes the services of its employees and such other requested services available to the Company. The Parent also makes available all necessary administrative support services, office space and equipment. The Parent does not seek reimbursement of these services from the Company.

Income Taxes

The Company is part of a consolidated group for Federal income tax return purposes, and allocation of the consolidated Federal income tax provisions and benefits among the members of the group is made as if the Company filed a separate tax return. In accordance with the NASD rules, any tax liability of the Company would be accrued based on the results of its own operations.

The Company had a deferred tax asset as of December 31, 2005 and 2004 of approximately $9,903 and $9,885, respectively, as a result of net operating loss carryforwards in prior years. The Company has established a valuation allowance for the full amount of this deferred tax asset as realization is not likely in the foreseeable future.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit in a business checking account.

2. Net Capital and Reserve Requirements

As a registered broker/dealer and member of the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which states that net capital, as defined, shall not be less than $5,000. The Company's net capital at December 31, 2005 equaled $9,296 which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to an unaffiliated bank escrow agent account, if applicable. There has not been any activity of this kind during the year. The Company is thereby exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule as it relates to promptly obtaining and maintaining physical possession or control of customers' securities.

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Computation of Net Capital and Aggregate Indebtedness, under SEC Rule 15c3-1
Supplemental Schedule - Schedule I
December 31, 2005

Stockholder's equity	$	9,296
Less: Nonallowable assets		-
Add: Unrealized gains on municipal securities		-
Net capital before haircut on security position		9,296
Less: Haircut on other securities		-
Net capital		9,296
Minimum net capital required to be maintained		5,000
Net capital in excess of requirement	$	4,296

The above calculation does not differ from the Company's unaudited FOCUS Report as of December 31, 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors
Relating to Accounting System and Internal Controls

To the Board of Directors and Stockholder of
Smith Whiley Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Smith Whiley Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2006